[Sun Healthcare Group, Inc. Letterhead]

November 20, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:
Sun Healthcare Group, Inc. Request for Withdrawal of Post-Effective Amendment No. 1 (the “Amendment”) to Registration Statement on Form S-3 (Registration Statement No. 333-135549) (the “Registration Statement”)

Ladies and Gentleman:

On November 12, 2009, Sun Healthcare Group, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) the Amendment to the Registration Statement.  The Amendment was intended to deregister all securities that were registered for issuance and remain unsold under the Registration Statement.

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby requests the withdrawal of the Amendment.  This withdrawal is requested because the Amendment was inadvertently filed on Form S-3/A rather than on Form POS AM.  Concurrently with this withdrawal, the Company will file a post-effective amendment to the Registration Statement on Form POS AM.

I appreciate your assistance in this matter.  Please feel free to contact me at (505) 468-4752 if you have any questions.

Sincerely,

By: /s/ Michael Berg
Michael Berg
Assistant General Counsel and Secretary